Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile (212) 818-8881	direct dial number (212) 818-8610 email address bross@graubard.com

July 2, 2007

VIA FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ronald E. Alper, Esq.

Re:	Endeavor Acquisition Corp. Preliminary proxy Statement on Schedule 14A Filed June 11, 2007 File No. 001-32697

Ladies and Gentlemen:

This letter is filed in response to the Staff’s comment letter, dated June 21, 2007 (“Comment Letter”). Thank you for the comments contained therein. Endeavor takes seriously its obligation to provide quality disclosure to its investors and to adhere to the SEC regulations and guidelines. As discussed below, Endeavor believes that it has compiled and presented the relevant and practicably available financial statements and related information of American Apparel, Inc. (“AAI”) and The American Apparel Group of Canada (“AAGC”) in the currently filed proxy statement. We of course welcome the opportunity to work with the Staff to ensure that the proxy statement provides investors with all practicable and relevant information.

As background for the Staff to better understand the responses below, please take note of the following facts. AAI and AAGC are private companies. In 2004, AAI changed its fiscal year end from June 30th to December 31st. While the independent accounting firm then serving as AAI’s auditors did deliver audited financial statements for certain periods ended in 2004, an audit for the calendar year ended December 31, 2004 was never undertaken by AAI. Further, the independent accounting firm did not consent to such 2004 audits being included in any public filing. Similarly, while the independent accounting firm then serving as AAI’s auditors also prepared draft consolidated financial statements for AAI’s fiscal year ended December 31, 2005, and delivered a final audited balance sheet for AAI at December 31, 2005, these auditors resigned before issuing their final audit opinion with respect to AAI’s 2005 consolidated financial statements and declined to consent to AAI’s use of such financial statements in any public filing.

Securities and Exchange Commission

July 2, 2007

Accordingly at the time the acquisition agreement with Endeavor was executed, AAI did not have complete audits for the years ended December 31, 2005 or December 31, 2004.

1.	Your proxy statement does not appear to include all the financial statements required by Item 17(b)(7) of Form S-4. Specifically, revise to include statements of operations and cash flows for American Apparel and American Apparel Group of Canada for the fiscal year ended December 31, 2004.

Although three years of a target’s financial statements are required in a proxy statement, Endeavor’s proxy statement provides financial statements for two years. AAI financial statements were not provided for 2004 since it was not practicable to obtain the necessary information and data for AAI to present verifiable financial statements for the full fiscal year ended December 31, 2004. As such, Endeavor based the current presentation of financial information in its proxy statement on analogous guidance set forth in Rule 14a-5(b) of the Exchange Act. Rule 14a-5(b) provides that “… information which is not known to the persons on whose behalf the solicitation is to be made and which is not reasonably within the power of such persons to ascertain or procure may be omitted, if a brief statement of the circumstances rendering such information unavailable is made.”

As discussed below, it was not reasonably within the power of Endeavor or the current personnel at AAI to prepare and include AAI’s financial statements and related information for the fiscal year ended December 31, 2004 in the current proxy statement filing. The rationale for this conclusion is outlined below. Further, the inclusion of AAGC’s 2004 financial statements and information in the proxy statement without those of AAI would have been meaningless given that AAI’s operations and financial results are significantly more material than those of AAGC.

In a review of AAI’s and AAGC’s financial records by the parties to the acquisition, it was determined that it would be impracticable to prepare AAI’s financial statements (including related notes thereto) for the year ended December 31, 2004, either on an audited or unaudited basis. Specifically, preparation of AAI’s financial statements for the year ended December 31, 2004 was deemed impracticable, because:

•	in 2004, AAI changed its year-end from June 30 to December 31, thus a full calendar year of financial data (including related notes thereto) was not readily available;

•	AAI’s CFO during 2004 has since passed away;

•	all of the senior accounting personnel that were employed by AAI in 2004 no longer work for AAI;

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July 2, 2007

•

current AAI personnel had not fully ascertained and verified the general condition and availability of AAI’s financial books and records for 2004 that would be necessary for all footnote disclosure that would be required in calendar year 2004 financial statements; and

•

AAI has limited internal accounting resources and personnel, all of whom dedicate significant portions of their time to the operation of AAI’s business, including management of inventory and retail store operations.

Given the foregoing circumstances, the compilation and preparation of financial statements for the year ended December 31, 2004 (including the related notes thereto) would have been extremely difficult at best in any time frame. Further, it was concluded that to attempt to do so would risk compromising (a) the ability of the parties to present the more relevant audited and unaudited financial information and data for calendar 2006 and 2005 in the proxy statement and (b) the ability of the parties to complete the proposed acquisition prior to the date that Endeavor is required to liquidate if such acquisition is not completed (December 2007). Importantly, such efforts with respect to AAI’s 2004 financial information would have possibly required the full dedication of AAI’s internal and external accounting and other resources, which resources were required to complete the 2006 audit and to operate and manage the day-to-day operations of AAI and AAGC. If these resources were drawn away from these responsibilities, it would have potentially hurt AAI’s and AAGC’s business and operations.

Based on the foregoing, we would respectfully request that the Commission waive any requirement to include 2004 financial statements in the proxy statement.

2.	We note you included unaudited financial statements for American Apparel and American Apparel Group of Canada for the fiscal year ended December 31, 2005. Tell us why you believe it is appropriate to include unaudited financial statements for American Apparel and American Apparel Group of Canada for the fiscal year ended December 31, 2005. For each entity, discuss if these prior period financial statements have been previously audited and discuss the type of information (audited versus unaudited) these entities presented to creditors (e.g. banks) to satisfy covenant requirements or shareholders or revise to present audited financial statements.

Instruction No. 1 to Item 17 of Form S-4 (“Instruction No. 1”) provides that “[t]he financial statements required by this paragraph for the latest fiscal year need be audited only to the extent practicable. The financial statements for the fiscal years before the latest fiscal year need not be audited if they were not previously audited.” As noted above, at the time of execution of the acquisition agreement, audited financial statements for AAI for the fiscal years ended December 31, 2005 and 2004 were not available and therefore are not required in the proxy statement.

Securities and Exchange Commission

July 2, 2007

Upon execution of the acquisition agreement, outside auditors immediately undertook a full audit for each of AAI and AAGC for the year ended December 31, 2006 and this information is included in the proxy statement. It was determined, however, that an audit for the year ended December 31, 2005 by the new auditors would require the dedication of significant expense, time and resources. It was believed that to attempt to conduct an audit for 2006 and 2005 concurrently would have diverted too much of AAI’s resources away from proper management and operation of its business and would delay timely completion of the 2006 audit. Therefore, it was determined, in accordance with Instruction No. 1, that the proxy statement would present audited financial statements only for 2006.

It was noted by the parties that three years of audited financial statements are generally required to be filed in a Current Report on Form 8-K following consummation of the business combination. Accordingly, the registrant determined that 2005 AAI financial statements would be audited after completion of the 2006 audit in order to have such financials available to comply with the 8-K rules. In this regard, since the completion of the 2006 audit and the filing of the initial proxy statement, AAI has commenced an audit of its 2005 financial statements for use in presenting audited consolidated financial statements for the combined companies following the consummation of the acquisition. We are advised that the AAI audit also will be available for inclusion in an amendment to the proxy statement.

Under AAI’s and AAGC’s credit facilities, they have been required to provide their lenders with audited financial information. AAI’s prior auditors did complete an audit for the year ended June 30, 2004, as well as the six-month transition period ended December 31, 2004, and AAI provided this information to its banks. AAI also provided its banks with unaudited financial statements for the year ended December 31, 2005. As noted above, AAI’s auditors resigned prior to finalization of the audit and delivery of their audit opinion. While following their resignation AAI’s previous auditors delivered an audited balance sheet for AAI at December 31, 2005, errors were later identified in the information utilized therein. AAI’s previous auditors have declined to consent to the use of such financial statements in any public filing. For these reasons, a complete audit of 2005 by AAI’s new auditors was required.

AAI’s audited financial information for the six-month transition period ended December 31, 2004 and year ended June 30, 2004 has not been included in the proxy statement since this information is not comparable to the calendar year periods included in the proxy statement and it is impracticable to obtain applicable transition period financial information for the reasons noted above in Response to Comment No. 1. Additionally, AAI’s previous auditors have stated that they will not consent to their auditors’ report to be included in the proxy statement, making these audited financial statements unavailable to Endeavor.

With respect to AAGC, creditors were provided with calendar year 2005 and 2004 financial statements. However, attached to the 2005 financial statements was an auditors’ report that disclaimed an opinion on the combined statements of retained earnings, operations and cash flows because the combined financial statements as at December 31, 2004 were unaudited and

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July 2, 2007

such auditors were not able to observe the counting of physical inventory nor validate inventory, accounts receivable and accounts payable at the beginning of the year.

Based on the foregoing, we respectfully submit that all practicably available and relevant financial information has been presented in the current proxy statement and would request that the Staff proceed with a full review of the currently filed proxy statement.

Very truly yours,

/s/ Brian L. Ross

Brian L. Ross

BLR:kab

Enclosure